[redacted]

07021501

Grupo
CONTINENTAL
S.A.

82-4211

February 27th, 2007.

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

RECEIVED
MAR 1 2007
WASH. D.C. 202
SECTION

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 13) of Grupo Continental, S.A.B., as of December 31th, 2006.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.B. (file number 82-4211).

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

Very truly yours,

Miguel Angel Rábago Vite
Chief Financial Officer

Encl.
MARV'stc
GC'4

3/6

Avenida Hidalgo 2303 ° C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ° C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ° Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

AL 31 DE DICIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	9,344,916	100	9,277,029	100
s02	ACTIVO CIRCULANTE	2,887,820	31	2,814,860	30
s03	EFECTIVO E INVERSIONES TEMPORALES	1,632,818	17	1,559,443	17
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	389,138	4	349,499	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	99,321	1	113,034	1
s06	INVENTARIOS	766,543	8	792,884	9
s07	OTROS ACTIVOS CIRCULANTES	0	0	0	0
s08	ACTIVO A LARGO PLAZO	1,038,370	11	1,079,578	12
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	999,837	11	1,043,196	11
s11	OTRAS INVERSIONES	38,533	0	36,382	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,733,826	51	4,635,630	50
s13	INMUEBLES	3,272,611	35	3,145,242	34
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	3,080,278	33	3,045,884	33
s15	OTROS EQUIPOS	3,069,141	33	2,906,000	31
s16	DEPRECIACION ACUMULADA	4,689,527	50	4,480,617	48
s17	CONSTRUCCIONES EN PROCESO	1,323	0	19,121	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	518,151	6	518,256	6
s19	OTROS ACTIVOS	166,749	2	228,705	2
s20	PASIVO TOTAL	1,900,040	100	2,038,224	100
s21	PASIVO CIRCULANTE	759,857	40	824,778	40
s22	PROVEEDORES	352,280	19	400,698	20
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	105,560	6	135,234	7
s26	OTROS PASIVOS CIRCULANTES	302,017	16	288,846	14
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,140,183	60	1,213,446	60
s33	CAPITAL CONTABLE	7,444,876	100	7,238,805	100
s34	CAPITAL CONTABLE MINORITARIO	6,071	0	5,253	0
s35	CAPITAL CONTABLE MAYORITARIO	7,438,805	100	7,233,552	100
s36	CAPITAL CONTRIBUIDO	958,392	13	958,392	13
s79	CAPITAL SOCIAL PAGADO	919,197	12	919,197	13
s39	PRIMA EN VENTA DE ACCIONES	39,195	1	39,195	1
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	6,480,413	87	6,275,160	87
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,382,656	113	8,135,595	112
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,902,243)	(26)	(1,860,435)	(26)
s80	RECOMPRA DE ACCIONES	0	0	0	0

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	1,632,818	100	1,559,443	100
s46	EFECTIVO	85,029	5	79,609	5
s47	INVERSIONES TEMPORALES	1,547,789	95	1,479,834	95
s07	OTROS ACTIVOS CIRCULANTES	0	0	0	0
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	0	0	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	518,151	100	518,256	100
s48	GASTOS AMORTIZABLES (NETO)	631	0	736	0
s49	CREDITO MERCANTIL	517,520	100	517,520	100
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	166,749	100	228,705	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	163,282	98	226,241	99
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	3,467	2	2,464	1
s21	PASIVO CIRCULANTE	759,857	100	824,778	100
s52	PASIVOS EN MONEDA EXTRANJERA	12,323	2	12,174	1
s53	PASIVOS EN MONEDA NACIONAL	747,534	98	812,604	99
s26	OTROS PASIVOS CIRCULANTES	302,017	100	288,846	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	302,017	100	288,846	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,140,183	100	1,213,446	100
s66	IMPUESTOS DIFERIDOS	825,373	72	860,658	71
s91	PASIVOS LABORALES	314,810	28	352,788	29
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	919,197	100	919,197	100
s37	NOMINAL	15,000	2	15,000	2
s38	ACTUALIZACION	904,197	98	904,197	98

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,382,656	100	8,135,595	100
s93	RESERVA LEGAL	50,645	1	50,645	1
s43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	6,582,968	79	6,681,068	82
s45	RESULTADO DEL EJERCICIO	1,599,043	19	1,253,882	15
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,902,243)	100	(1,860,435)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(795,009)	42	(753,201)	40
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(1,107,234)	58	(1,107,234)	60
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	0	0
s63	OTROS CREDITOS CON COSTO DE (S32)	0	0
s72	CAPITAL DE TRABAJO	2,127,963	1,990,082
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	63	63
s75	NUMERO DE EMPLEADOS (*)	4,902	4,881
s76	NUMERO DE OBREROS (*)	8,849	8,802
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	11,467,930	100	11,054,382	100
r02	COSTO DE VENTAS	5,409,551	47	5,265,682	48
r03	RESULTADO BRUTO	6,058,379	53	5,788,700	52
r04	GASTOS DE OPERACION	4,072,557	36	3,977,792	36
r05	RESULTADO DE OPERACION	1,985,822	17	1,810,908	16
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(79,205)	(1)	(2,601)	0
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	2,065,027	18	1,813,509	16
r08	OTROS GASTOS Y PRODUCTOS (NETO)	(194,743)	(2)	(50,547)	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	2,259,770	20	1,864,056	17
r10	PROVISIONES PARA IMPUESTOS Y PTU	784,492	7	766,718	7
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	1,475,278	13	1,097,338	10
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	124,634	1	156,603	1
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	1,599,912	14	1,253,941	11
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	1,599,912	14	1,253,941	11
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	1,599,912	14	1,253,941	11
r19	RESULTADO NETO MINORITARIO	869	0	59	0
r20	RESULTADO NETO MAYORITARIO	1,599,043	14	1,253,882	11

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	11,467,930	100	11,054,382	100
r21	NACIONALES	11,467,608	100	11,053,524	100
r22	EXTRANJERAS	322	0	858	0
r23	CONVERSION EN DOLARES (***)	34	0	79	0
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(79,205)	100	(2,601)	100
r24	INTERESES PAGADOS	13,915	(18)	16,527	(635)
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	93,694	(118)	121,216	(4660)
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(38,061)	48	50,288	(1933)
r28	RESULTADO POR POSICION MONETARIA	38,635	(49)	51,800	(1992)
r10	PROVISIONES PARA IMPUESTOS Y PTU	784,492	100	766,718	100
r32	I.S.R. - IMPAC CAUSADO	569,355	73	611,801	80
r33	I.S.R. - IMPAC DIFERIDO	2,143	0	(39,140)	(5)
r34	P.T.U. CAUSADA	221,037	28	202,697	26
r35	P.T.U. DIFERIDA	(8,043)	(1)	(8,640)	(1)

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	11,651,991	11,210,650
r37	RESULTADO FISCAL DEL EJERCICIO	1,892,268	1,806,337
r38	VENTAS NETAS (**)	11,467,930	11,054,382
r39	RESULTADO DE OPERACIÓN (**)	1,985,822	1,810,908
r40	RESULTADO NETO MAYORITARIO (**)	1,599,043	1,253,882
r41	RESULTADO NETO (**)	1,599,912	1,253,941
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	366,048	350,269

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V. **82-4211**

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	2,763,374	100	2,768,571	100
rt02	COSTO DE VENTAS	1,325,679	48	1,314,218	47
rt03	RESULTADO BRUTO	1,437,695	52	1,454,353	53
rt04	GASTOS DE OPERACION	1,017,622	37	1,038,583	38
rt05	RESULTADO DE OPERACION	420,073	15	415,770	15
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	3,325	0	(4,100)	0
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	416,748	15	419,870	15
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	(125,084)	(5)	(19,018)	(1)
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	541,832	20	438,888	16
rt10	PROVISIONES PARA IMPUESTOS Y PTU	160,896	6	178,931	6
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	380,936	14	259,957	9
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	25,656	1	33,424	1
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	406,592	15	293,381	11
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	406,592	15	293,381	11
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	406,592	15	293,381	11
rt19	RESULTADO NETO MINORITARIO	330	0	(858)	0
rt20	RESULTADO NETO MAYORITARIO	406,262	15	294,239	11

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

GRUPO CONTINENTAL, S.A. DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	2,763,374	100	2,768,571	100
rt21	NACIONALES	2,763,302	100	2,768,049	100
rt22	EXTRANJERAS	72	0	522	0
rt23	CONVERSION EN DOLARES (***)	7	0	48	0
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	3,325	100	(4,100)	100
rt24	INTERESES PAGADOS	4,065	122	5,170	(126)
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	24,620	740	24,534	(598)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	5,759	173	4,614	(113)
rt28	RESULTADO POR POSICION MONETARIA	18,121	545	10,650	(260)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	160,896	100	178,931	100
rt32	I.S.R. - IMPAC CAUSADO	115,732	72	141,238	79
rt33	I.S.R. - IMPAC DIFERIDO	834	1	(8,143)	(5)
rt34	P.T.U. CAUSADA	47,552	30	52,100	29
rt35	P.T.U. DIFERIDA	(3,222)	(2)	(6,264)	(4)

(***) DATOS EN MILES DE DOLARES

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	104,891	77,961

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	1,599,912	1,253,941
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	255,125	167,695
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	1,855,037	1,421,636
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(111,435)	26,748
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	1,743,602	1,448,384
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	139,372	106,497
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,351,982)	(2,789,096)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(1,212,610)	(2,682,599)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(457,617)	(292,537)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	73,375	(1,526,752)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,559,443	3,086,195
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,632,818	1,559,443

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL　　TRIMESTRE: 4　　AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	255,125	167,695
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	366,048	350,269
c41	+ (-) OTRAS PARTIDAS	(110,923)	(182,574)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(111,435)	26,748
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(25,926)	(61,997)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(20,588)	15,765
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(48,418)	45,888
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(16,503)	27,092
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	139,372	106,497
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	152,181	109,266
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(12,809)	(2,769)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,351,982)	(2,789,096)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	(1,351,982)	(2,789,096)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(457,617)	(292,537)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(464,168)	(283,837)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	6,551	(8,700)

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE			TRIMESTRE AÑO ANTERIOR IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	2.13		$	1.67	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	2.13		$	1.67	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	9.92		$	9.64	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	1.75		$	3.50	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS .		2.32	veces		1.90	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		10.79	veces		10.99	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

RAZONES Y PROPORCIONES

CONSOLIDADO Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	13.95	%	11.34	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	21.49	%	17.33	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	17.12	%	13.51	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	108.92	%	243.08	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(2.41)	%	(4.13)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.22	veces	1.19	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.42	veces	2.38	veces
p08	ROTACION DE INVENTARIOS(**)	7.05	veces	6.64	veces
p09	DIAS DE VENTAS POR COBRAR	10.62	dias	9.89	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	20.33	%	21.97	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.25	veces	0.28	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.64	%	0.59	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	142.71	veces	109.57	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	6.03	veces	5.42	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.80	veces	3.41	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.79	veces	2.45	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.51	veces	1.38	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	214.88	%	189.07	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	16.17	%	12.86	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(0.97)	%	0.24	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	125.30	veces	87.63	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(11.49)	%	(3.96)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	111.49	%	103.96	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	101.43	%	97.02	%

(**) INFORMACION ULTIMOS DOCE MESES

ESCENARIO ECONOMICO

El año 2006 fue favorable para México, con un crecimiento del PIB de un 4.8%, el mejor después del año 2000, lo que refleja la disciplina y el manejo adecuado de la economía nacional.

Las acciones iniciadas por el nuevo gobierno, han generado expectativas favorables entre los inversionistas, por lo que se espera lograr resultados positivos en el mediano y largo plazo, que se traduzcan en una mayor confianza en el País.

La prioridad de la nueva legislatura y del Poder Ejecutivo, es lograr establecer y mantener los acuerdos necesarios que permitan la aprobación de las reformas estructurales, que impulsen el crecimiento interno y una mejor posición competitiva a nivel mundial.

OPERACIÓN Y SUS RESULTADOS

En línea con el desarrollo de la economía hemos fortalecido y mejorado la ejecución en todas nuestras áreas de negocio, lo cual se vio reflejado en los excelentes resultados que obtuvimos en el año 2006.

El volumen de ventas, incluyendo bonificaciones y muestreos fue de 386 millones de cajas unidad, que representan un crecimiento del 4.2% contra el año anterior. De refrescos y otras bebidas vendimos 283 millones de cajas unidad y de agua Ciel 103 millones. Actualmente Ciel es la marca de agua de la Compañía Coca-Cola de mayor consumo en el mundo; un hecho significativo para una marca que nació hace sólo 10 años en nuestro mercado de Guadalajara.

Como resultado de la administración de ingresos y mezcla de presentaciones, el precio promedio por caja unidad, sin incluir garrafón, fue $37.77.

Mantenemos la preferencia del consumidor, porque contamos con marcas líderes, diferenciación en el servicio y una ejecución de excelencia.

Atendimos a 841 mil clientes a través de 2,167 rutas de distribución. En el mercado tenemos 163,402 equipos de refrigeración y servimos a una población de 13 millones de habitantes, 50% de los cuales son menores de 25 años.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a 428 millones de pesos, 46.6% más que el año 2005.

LIQUIDEZ

Los estados financieros muestran una mejora en nuestra liquidez y rentabilidad, lo cual refleja la fortaleza financiera y operativa de la empresa.

El flujo de operación representó un 20.5% sobre las ventas netas con un importe de 2,352 millones de pesos.

La utilidad neta ascendió a 1,599 millones de pesos, la más alta en la historia de nuestro Grupo, con un crecimiento de 27.5%.

EVENTOS RECIENTES

Hemos alcanzado un acuerdo integral de largo plazo con la Compañía Coca-Cola, en el cual se busca la cooperación de ambas partes, que nos permitirá reforzar nuestro liderazgo en el negocio de bebidas carbonatadas, acelerar el crecimiento de agua Ciel e invertir conjuntamente con la Compañía Coca-Cola y el resto de los embotelladores en el negocio de bebidas No Carbonatadas.

*Concentrado

El compromiso es destinar una parte relevante del aumento del costo del concentrado para ser reinvertido en el mercado.

*Agua Ciel.

Seguiremos creciendo tanto en tamaños personales como en bidones y garrafones.

*Otras Bebidas No Carbonatadas.

Con un nuevo modelo de negocios que beneficia a ambas partes, desarrollaremos estratégicamente el segmento de bebidas no carbonatadas, compartiendo las inversiones, gastos y beneficios. El inicio es Jugos del Valle, que compartiremos todos los embotelladores de Coca-Cola en México.

*Visita del Presidente del Consejo de Administración y Principal Ejecutivo de The Coca-Cola Company Neville Isdell a la Franquicia de Grupo Continental.

Es para nosotros muy satisfactorio comunicar que el pasado 12 de enero, en la ciudad de Guadalajara, una de nuestras principales franquicias, recibimos la visita del Sr. Neville Isdell, Presidente del Consejo de Administración y Principal Ejecutivo de The Coca-Cola Company.

Además de visitar el mercado, también conoció una de nuestras embotelladoras, donde laboran más de 2,800 colaboradores y cuenta con 10 líneas de producción. Interactuó directamente con nuestros clientes y pudo constatar la manera como ejecutamos la estrategia denominada UNO, la cual recién se está adoptando por el Sistema Coca-Cola, misma que tiene como objetivo principal, prever una plataforma de crecimiento sustentable en el futuro.

La estrategia UNO se define como Apalancarnos en nuestra esencia Única para liderar las Nuevas y emergentes Oportunidades y siempre ser el número UNO para los clientes y consumidores

1.- CUMPLIMIENTO CON NORMAS DE INFORMACION FINANCIERA

Los estados financieros consolidados que se acompañan han sido preparados por la administración de la Compañía de conformidad con las Normas de Información Financiera, emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Véase Nota 4-u).

2.- ACTIVIDADES DE LA COMPAÑÍA

Con fecha 14 de diciembre de 2006 se celebró una Asamblea General Extraordinaria de Accionistas para transformar a Grupo Continental, S.A. en una Sociedad Anónima Bursátil (S.A.B.), con el propósito de cumplir con las disposiciones de la Nueva Ley del Mercado de Valores.

Grupo Continental, S.A.B. (la Compañía) es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

Los estados financieros individuales de Grupo Continental, S.A.B. han sido preparados para cumplir con las disposiciones legales a que está sujeta la Compañía como una entidad jurídica independiente. La evaluación de la situación financiera y de los resultados de operación de Grupo Continental, S.A.B. debe basarse en los estados financieros consolidados que también se presentan.

3.- BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

4.- PRINCIPALES POLITICAS CONTABLES

A continuación se resumen las políticas de contabilidad más importantes:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo consiste en depósitos en cuentas bancarias que no generan interés. Las inversiones temporales corresponden a inversiones de renta fija a corto plazo cuyo vencimiento original es menor a tres meses. Estas inversiones se expresan al costo más los rendimientos devengados. El valor así determinado es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones en donde la Compañía no tiene influencia significativa se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. Véase Nota 7.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos. Véase Nota 8.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas y se actualiza aplicando a los importes históricos, factores derivados del INPC. Al 31 de diciembre de 2006 y de 2005, el crédito mercantil acumulado, neto, ascendía a $ 517,520 y se incluye en los otros activos no circulantes en el balance general consolidado. De acuerdo con las disposiciones del Boletín B-7, Adquisiciones de negocios, vigente a partir del 1° de enero de 2005, este crédito mercantil está sujeto a la prueba de deterioro mencionada en el siguiente inciso.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, Deterioro en el valor de los activos de larga duración y su disposición. Para determinar si existe un deterioro en el valor, se compara el

valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. En el plan de pensiones de dos subsidiarias, la edad de retiro es de 65 años, debiendo tener como mínimo 15 años de servicio. El plan de estas dos empresas es de contribución definida, en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales. Las contribuciones totales a los fondos mencionados ascendieron a $ 81.6 y $ 76.8 millones de pesos en 2006 y 2005, respectivamente, las cuales incluyen las aportaciones al plan de contribución definida por $ 14.5 y $ 14.0 millones de pesos en 2006 y 2005. Los pagos realizados por el fideicomiso a los empleados pensionados ascendieron a $ 97.8 y $ 24.9 millones de pesos durante 2006 y 2005, respectivamente.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

A partir de 2005, el Boletín D-3, Obligaciones laborales, estableció la necesidad de realizar una valuación actuarial para estimar el pasivo que representarán los pagos por la terminación de la relación laboral (indemnización legal) por causas distintas de reestructuración.

El costo de las primas de antigüedad, de la indemnización legal y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados. Véase Nota 10.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido,

consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

Grupo Continental, S.A.B. determina el ISR del año con base en el resultado fiscal consolidado. Véase Nota 14.

k) Uso de estimaciones

La preparación de estados financieros de acuerdo con las normas de información financiera, requiere el uso de estimaciones confiables de eventos que no son susceptibles de ser cuantificados con exactitud a la fecha de emisión de los estados financieros. Los resultados reales podrían diferir de las estimaciones realizadas.

l) Transacciones en dólares

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados. Véase Nota 5.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Reconocimiento de ingresos

Los ingresos se reconocen en el período en el que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos productos en cumplimiento de sus pedidos. Las ventas netas corresponden a los productos vendidos a precio de lista, neto de las devoluciones y de los descuentos otorgados.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y promoción, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de

publicidad y promoción, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

q) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta.

r) Concentración de riesgos

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

Las ventas de refresco y agua purificada que la Compañía realiza, corresponden a productos de marcas propiedad de The Coca-Cola Company. La Compañía tiene celebrado un contrato de franquicia con esta empresa, el cual vence en julio de 2014 y se considera que al término de su vigencia sea nuevamente renovado. De acuerdo con dicho contrato, los concentrados que se utilizan para la preparación de los diferentes productos deben ser suministrados exclusivamente por dicha empresa.

s) Utilidad integral

La utilidad integral representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con las normas de información financiera aplicables, se llevaron directamente a la inversión de los accionistas.

t)Información financiera por segmentos

Como se indica en la Nota 3, Grupo Continental, S. A. B. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno

regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

u) Normas de Información Financiera y nuevos pronunciamientos

El Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF), es un organismo independiente que se constituyó en 2002, cuyos objetivos principales son desarrollar las Normas de Información Financiera Mexicanas (NIF), los procesos de investigación, auscultación, emisión y difusión de las mismas, así como lograr su convergencia con las Normas Internacionales de Información Financiera (NIIF).

A partir del 1° de junio de 2004, el CINIF sustituyó a la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.

A partir del 1° de enero 2006, se encuentran vigentes las NIF correspondientes a la serie A, relativas al marco conceptual y se integra de la NIF A-1 a la NIF A-8. También está en vigor la NIF B-1 Cambios contables y correcciones de errores. Asimismo, los Principios de Contabilidad Generalmente Aceptados existentes al 31 de diciembre de 2005 y que no fueron sustituidos por las NIF mencionadas, fueron incorporados a la nueva normatividad. Los estados financieros al 31 de diciembre de 2006 y 2005 han sido preparados de conformidad con las normas referidas.

A partir del 1° de enero de 2007, entraron en vigor nuevos pronunciamientos normativos emitidos por el CINIF, los cuales deberán ser observados para la presentación de información financiera que sea comparativa, a través de la reestructuración correspondiente, en los términos descritos en la NIF A-7 Presentación y revelación y en la NIF B-1 Cambios contables y correcciones de errores. Una síntesis de las nuevas disposiciones normativas se describe a continuación:

NIF B-3 Estado de resultados

Establece las disposiciones normativas correspondientes a la presentación y clasificación de los ingresos, costos y gastos como ordinarios y no ordinarios, eliminándose las partidas especiales y extraordinarias.

NIF B-13 Hechos posteriores a la fecha de los estados financieros

Especifica que los efectos de las reestructuraciones de activos y pasivos, así como las condonaciones de deudas por acreedores que se lleven a cabo entre la fecha de los estados financieros y la emisión de éstos, no deberán ser reconocidos en los mismos.

NIF C-13 Partes relacionadas

Esta norma de información financiera amplía el concepto de partes relacionadas para incluir como éstas a los negocios conjuntos, a los familiares cercanos del personal gerencial o directivos relevantes y a los fondos derivados de planes de remuneraciones por obligaciones laborales. Así también establece la obligación de revelar los nombres y las condiciones de las operaciones celebradas con partes relacionadas.

NIF D-6 Capitalización del resultado integral de financiamiento

A partir del 1° de enero de 2007, se obliga a la capitalización del resultado integral de financiamiento (RIF) en aquellos activos que requieren de un período de adquisición prolongado (sustancial) para dejar el activo listo para su uso intencional; así mismo, la NIF D-6 establece normas generales para el tratamiento de financiamientos en moneda nacional y extranjera así como una metodología para la determinación del RIF capitalizable en financiamientos genéricos y en directos. Esta capitalización corresponderá a los activos adquiridos a partir de la fecha de inicio de vigencia de esta NIF.

5.- ACTIVOS Y PASIVOS EN DOLARES

Al 31 de diciembre de 2006 se tenían activos y pasivos por 85.3 y 1.1 millones de dólares, respectivamente, que se incluyen en el balance general consolidado al equivalente en moneda nacional que resultó de aplicar el tipo de cambio de 10.87 pesos por un dólar.

En los años que terminaron el 31 de diciembre de 2006 y de 2005, las transacciones en dólares más importantes incluyen la adquisición de maquinaria y equipo por 26.3 y 8.0 millones de dólares, respectivamente.

Al 17 de enero de 2007, fecha de emisión de los estados financieros, el tipo de cambio fue de 10.99 pesos por un dólar.

6.- INVENTARIOS

	31 de diciembre de 2006	31 de diciembre de 2005
Productos terminados	$ 134,270	$ 133,071
Productos en proceso	6,873	5,614
Materias primas	102,431	110,473
Almacén general	8,212	12,250
Refacciones y herramientas	142,237	134,940
Cajas y envases retornables	362,721	393,338
Mercancías en tránsito	9,788	3,005
Anticipos a proveedores	11	193
	$ 766,543	$ 792,884

7.- INVERSIONES EN ACCIONES

Las inversiones en acciones que posee la Compañía se integran como sigue:

	Porcentaje de participación	Inversión en acciones	Participación en resultados
31 de diciembre de 2006:			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 845,666	$ 107,046
Industria Envasadora de Querétaro, S.A. de C.V. (2)	15.50	75,308	6,410
Andamios Atlas, S.A. de C.V. (3)	24.41	78,863	11,178
Total de inversión en compañías asociadas		999,837	124,634
Otras inversiones		38,533	
		$ 1,038,370	$ 124,634
31 de diciembre de 2005:			
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$ 894,208	$ 145,832
Industria Envasadora de Querétaro, S.A. de C.V.	17.51	79,126	5,773
Andamios Atlas, S.A. de C.V.	24.41	69,861	4,998
Total de inversión en compañías asociadas		1,043,195	156,603
Otras inversiones		36,383	
		$ 1,079,578	$ 156,603

(1) Esta empresa se dedica a la producción y venta de azúcar, siendo el único proveedor de esta materia prima de las embotelladoras subsidiarias de la Compañía. Véase Notas 9 y 16.

(2) Empresa que produce refresco en lata, vendiendo parte de su producción a las embotelladoras subsidiarias de la Compañía. Durante el 2006, la Compañía redujo su tenencia accionaria del 17.51% al 15.50%. Véase Notas 9 y 16.

(3) Su actividad principal es la fabricación, arrendamiento y compra-venta de andamios y maquinaria para la construcción.

8.- INMUEBLES, MAQUINARIA Y EQUIPO

	31 de diciembre de 2006	31 de diciembre de 2005	Depreciación anual promedio %
Edificios	$ 2,368,339	$ 2,298,074	2.1
Equipo de fábrica	2,867,409	2,784,418	5.6
Equipo anticontaminante	122,015	122,015	4.6
Equipo de transporte	1,760,856	1,697,137	6.9
Mobiliario y otros equipos	798,033	709,701	12.8
	7,916,652	7,611,345	
Depreciación acumulada	(4,169,970)	(3,968,407)	
	3,746,682	3,642,938	
Terrenos	898,961	841,546	
Obras y equipos en proceso y anticipos	88,183	151,146	
	$ 4,733,826	$ 4,635,630	

9.- PROVEEDORES

Al 31 de diciembre de 2006 y de 2005, el saldo de proveedores incluye $ 152,884 y $ 155,737, respectivamente, a favor de The Coca Cola Company, compañía relacionada, por la compra de concentrado. Estos importes son pagaderos a 30 días y devengan una tasa de interés equivalente a 2 puntos menos que la TIIE. Véase Nota 16.

A esas mismas fechas se incluyen $ 11,931 y $ 74,736, respectivamente, de cuentas por pagar a compañías asociadas por compra de azúcar y refrescos enlatados. Véase Nota 16.

10.- COMPENSACIONES AL PERSONAL. Véase Nota 4-i

11.- INVERSION DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos. Al 31 de diciembre de 2006, el saldo de la CUFIN y CUCA de la Compañía ascendía a $ 2,232,055 y $ 606,349, respectivamente.

Los dividendos pagados fueron como sigue:

	Años que terminaron el 31 de diciembre de	
	2 0 0 6	2 0 0 5
Dividendos pagados	$ 1,351,982	$ 2,789,096
Acciones emitidas (miles)	750,000	750,000
Dividendo por acción (en pesos)	1.80	3.72
Dividendo por acción (en pesos nominales)	1.75	3.50

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2006, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

Al 31 de diciembre de 2006 las utilidades acumuladas incluyen $ 150,000 de reserva para recompra de acciones propias.

12.- PARTICIPACION MINORITARIA

Como se menciona en la Nota 3, la Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S. A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

13.- OTROS INGRESOS

Durante 2006, algunas subsidiarias ganaron los amparos que habían interpuesto para poder deducir la PTU pagada en los años de 2003, 2004 y 2005. El efecto de ISR recuperado por dicha deducción ascendió a $ 157,335 y se presentan dentro de los otros ingresos, neto, en el estado consolidado de resultados.

14.- IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y CONSOLIDACION FISCAL

La Compañía está sujeta al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IA). El ISR se calcula considerando los efectos de la inflación para fines fiscales. El ISR se calcula en términos de pesos cuando se realizan las transacciones y no en términos de pesos de poder adquisitivo al fin de cada ejercicio. La Compañía tiene autorización de la Secretaría de Hacienda y Crédito Público para presentar las declaraciones de ISR e IA sobre bases consolidadas.

De acuerdo con la Ley del ISR vigente hasta el 31 de diciembre de 2001, la tasa aplicable de ISR era del 35%, sin embargo se estableció la opción de pagar el 30% sobre la utilidad fiscal reinvertida (UFIRE). Al 31 de diciembre de 2006 existe un pasivo por el diferimiento de dicho impuesto que asciende a $ 70,271, el cual se presenta en el pasivo a largo plazo en el balance general consolidado y proviene exclusivamente de las subsidiarias.

De conformidad con las reformas a la Ley del ISR vigentes a partir del 1° de enero de 2005, la tasa aplicable de ISR a partir de 2007 será del 28%. En 2006 y 2005 la tasa de ISR fue del 29% y 30%, respectivamente.

Hasta el 31 de diciembre de 2006, el IA se determinaba aplicando la tasa del 1.8% al valor actualizado de los activos menos algunos pasivos. De conformidad con las reformas a la Ley del IA vigentes a partir del 1° de enero de 2007, la tasa del IA será del 1.25%, la cual se aplicará al valor actualizado de los activos sin deducción alguna. Este impuesto se paga por la porción que exceda al ISR en el ejercicio. Adicionalmente, se podrá acreditar contra el IA causado en el ejercicio las diferencias actualizadas del ISR menos el IA causados en los tres ejercicios inmediatos anteriores. El IA pagado actualizado puede recuperarse a través de devolución en los diez años siguientes, a partir de la fecha en que se causó. Dicha devolución procederá siempre y cuando el ISR sea mayor al IA en alguno de estos ejercicios y hasta por el monto de esta diferencia.

15.- CONTINGENCIAS Y COMPROMISOS

a) Durante el año 2000, la mayoría de las embotelladoras del Grupo fueron denunciadas ante la Comisión Federal de Competencia (CFC) por la compañía Pepsico y otras embotelladoras por supuestas prácticas monopólicas relativas. Dentro de este procedimiento, en agosto de 2005, la CFC notificó la resolución correspondiente, imponiendo una multa de $10.5 millones de pesos a cada una de las empresas involucradas. En contra de esta resolución, se interpuso Recurso de Reconsideración, mismo que fue resuelto por la CFC confirmando las multas impuestas. Durante el mes de diciembre de 2005, se interpuso una demanda de amparo, la cual fue resuelta concediéndole el amparo a las empresas involucradas. En respuesta, la CFC y Pepsico interpusieron recurso de revisión en contra de la sentencia que otorgó el amparo, que a diciembre de 2006 aún no se resolvía.

Además del procedimiento antes referido, durante el 2003, la Compañía junto con la mayoría de las embotelladoras fueron denunciadas por Big Cola ante la CFC, por supuestas prácticas monopólicas relativas. En julio de 2005, la CFC notificó la resolución respectiva, sancionando a la Compañía, a Embotelladora La Favorita, S.A. de C.V. (La Favorita) y a Embotelladora Zapopan, S.A. de C.V. (Zapopan) con una multa $10.5 millones de pesos para cada una. En contra de estas multas, se interpuso Recurso de Reconsideración, mismo que fue resuelto por la CFC confirmando las multas impuestas. Por estrategia, la Compañía interpuso una demanda de nulidad para combatir la multa impuesta y este asunto se encuentra pendiente de resolución. Por otra parte, La Favorita y Zapopan interpusieron una demanda de amparo, misma que fue sobreseída. En contra de esta resolución, se interpuso un Recurso de Revisión, el cual se encuentra pendiente de resolución.

En opinión de los ejecutivos principales de la Compañía y de sus asesores legales, las embotelladoras denunciadas no realizan prácticas monopólicas, ya que el mercado en el que operan se refiere a refrescos con y sin gas, agua purificada, bebidas con jugo, lácteos, jugos y otros productos no alcohólicos listos para beber, el cual es más amplio que el considerado por la CFC, por lo que se considera que las resoluciones finales de los procedimientos legales en trámite, serán a favor de las empresas denunciadas.

b) Servicios Ejecutivos Continental, S.A., subsidiaria de la Compañía, tiene celebrado un contrato de arrendamiento por un avión para prestar servicios de transporte aéreo. Las condiciones más importantes establecidas en el contrato se mencionan a continuación:

* El plazo del arrendamiento vence en abril de 2011, con una renta básica mensual de 198,771 dólares, neto de los impuestos correspondientes. Grupo Continental, S.A.B. es garante del contrato. En caso de rescindir el contrato en forma anticipada, la subsidiaria se obliga a pagar la diferencia entre las rentas no cubiertas (aplicando una tasa de descuento) y el valor de mercado del avión.
* El arrendatario se obliga a asegurar el avión a favor del arrendador por un importe decreciente no menor al 110% del valor aproximado del avión, así como absorber todos los gastos inherentes a su operación.

16.- PARTES RELACIONADAS

A continuación se mencionan las transacciones más importantes celebradas por Grupo Continental, S.A.B. y sus subsidiarias con partes relacionadas, así como las realizadas por la Compañía con sus subsidiarias:

	CONSOLIDADO		INDIVIDUAL	
	Años que terminaron el 31 de diciembre de			
	2006	2005	2006	2005
Ingresos:				
Comisiones y mediaciones			$ 117,365	$ 111,512
Intereses cobrados			35,489	46,599
Costos y gastos:				
Compra de concentrado	$ 1,676,413	$ 1,626,877		
Publicidad pagada	193,406	180,168		
Compra de azúcar	969,626	951,823		
Compra de refrescos enlatados	333,029	339,459		
Servicios de transporte aéreo			17,764	15,384
Intereses pagados	9,437	12,213	196,025	197,078
Servicios pagados	65,159	62,926	5,393	5,406

17.- EMISION DE LOS ESTADOS FINANCIEROS

La emisión de los estados financieros consolidados e individuales que se presentan, fue autorizada el 17 de enero de 2007 por el C.P. Miguel Angel Rábago Vite, Director Ejecutivo de Finanzas de la Compañía.

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2006

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.99
EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99
EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.99
EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	44,473,809	99.99
EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99
EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99
EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	50,559,116	99.99
EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	19,049,998	99.99
INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99
FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99
CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99
FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	39,999,999	99.99
FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99
FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99
FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99
GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99
SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	82,789,997	99.99
SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00
ALIANZAS Y SINERGIAS, S.A DE C.V.	EMPRESA DE SERVICIOS	3,599,998	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2006

82-4211

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	77,506	15.50	9,670	75,308
ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	24.41	6,524	78,863
PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	845,666
TOTAL DE INVERSIONES EN ASOCIADAS				81,269	999,837
OTRAS INVERSIONES PERMANENTES					38,533
TOTAL				81,269	1,038,370

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL — TRIMESTRE 4 AÑO 2006

GRUPO CONTINENTAL, S.A.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2006

GRUPO CONTINENTAL, S.A.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2006

GRUPO CONTINENTAL, S.A.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
DIVERSOS	31/12/2007	0.00	0	350,896	0	0	0	0						
DIVERSOS	31/12/2007	0.00							0	1,384	0	0	0	0
TOTAL PROVEEDORES			0	350,896	0	0	0	0	0	1,384	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
DIVERSOS	31/12/2007	0.00	0	291,078	0	0	0	0						
DIVERSOS	31/12/2007	0.00							0	10,939	0	0	0	0
TOTAL GENERAL			0	641,974	0	0	0	0	0	12,323	0	0	0	0

OBSERVACIONES

82-4211

POSICION MONETARIA EN MONEDA EXTRANJERA

82-4211

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	85,233	926,954	0	0	926,954
PASIVO	1,133	12,323	0	0	12,323
CORTO PLAZO	1,133	12,323	0	0	12,323
LARGO PLAZO	0	0	0	0	0
SALDO NETO	84,100	914,631	0	0	914,631

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $10.8755 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL ÚLTIMO DIA HÁBIL DEL MES QUE SE REPORTA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL
GRUPO CONTINENTAL, S.A.

TRIMESTRE: 4 AÑO: 2006

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

82-4211
CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,946,288	931,049	1,015,239	0.59	5,953
FEBRERO	1,967,932	866,784	1,101,148	0.15	1,685
MARZO	2,138,252	955,991	1,182,261	0.13	1,484
ABRIL	2,324,579	1,021,531	1,303,048	0.15	1,910
MAYO	2,666,740	2,419,986	246,754	(0.45)	(1,099)
JUNIO	1,426,570	1,055,205	371,365	0.09	321
JULIO	1,580,500	1,040,686	539,813	0.27	1,480
AGOSTO	1,705,810	1,051,066	654,744	0.51	3,341
SEPTIEMBRE	1,786,983	1,045,581	741,402	1.01	7,485
OCTUBRE	1,841,929	972,984	868,945	0.44	3,799
NOVIEMBRE	2,033,546	1,074,812	958,734	0.52	5,031
DICIEMBRE	2,149,529	1,007,209	1,142,320	0.58	6,608
ACTUALIZACIÓN				0.00	637
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					38,635

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

=== NO APLICA ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

=== NO APLICA ===

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2006

GRUPO CONTINENTAL, S.A.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
REGION OCCIDENTE	EMBOTELLADORA	45,875	67.16
REGION CENTRO	EMBOTELLADORA	34,625	67.39
REGION NORTE	EMBOTELLADORA	29,108	46.96
TOTAL GRUPO	EMBOTELLADORA	109,608	61.87
CONCENTRADOS INDUSTRIALES, S.A		0	0.00
DE C.V.	FABRICA DE CONCENTRADOS	527	75.40

OBSERVACIONES

1)

- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 438 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2006

GRUPO CONTINENTAL, S.A.

82-4211

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MÉXICO			SI	32.35
ENVASE NO RETORNABLE	VITRO, S.A. E INNOPACK			SI	25.01
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	18.71
CORCHOLATAS Y TAPAS	TAPON CORONA E INNOPACK			SI	3.48

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2006

82-4211

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
BEBIDAS NO	0	0	0.0		
ALCOHOLICAS LISTAS	0	0	0.0		
PARA TOMAR (NARTD)	375,515	11,381,508	0.0	COCA-COLA	DETALLISTAS EN
	0	0	0.0	COCA-COLA LIGHT,	GENERAL
	0	0	0.0	COCA-COLA CITRA,	
	0	0	0.0	COCA-COLA LIGHT	
	0	0	0.0	CITRA, FANTA,	
	0	0	0.0	SPRITE,	
	0	0	0.0	FRESCA, LIFT,	
	0	0	0.0	DELAWARE, SPRITE	
	0	0	0.0	CERO, SENZAO,	
	0	0	0.0	POWERADE,	
	0	0	0.0	NESTEA, CIEL, CIEL	
	0	0	0.0	MINERALIZADA,	
	0	0	0.0	CIEL AQUARIUS,	
	0	0	0.0	CIEL NATURAE Y	
	0	0	0.0	MINUTE MAID	
DIVERSOS	0	86,100	0.0	DIVERSAS	DIVERSOS
EXTRANJERAS					
SERVICIOS DE	0	0	0.0		
ANALISIS QUIMICOS	0	322	0.0	COINSA	DIVERSOS
TOTAL		11,467,930			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2006 82-4211

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SERVICIOS DE	0	0			
ANALISIS QUIMICOS	0	322	COSTA RICA	COINSA	DIVERSOS
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	322	

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE PRODUCION DE VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACIÓN EN EL MERCADO NO ES DETERMINABLE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2006

GRUPO CONTINENTAL, S.A.

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.0200	0	750,000,000	0	0	750,000,000	15,000	0
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 750,000,000

OBSERVACIONES

82-4211

=== NO APLICA ===

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 4 AÑO 2006

82-4211

GRUPO CONTINENTAL, S.A.

TRANSACCIONES EN MONEDA EXTRANJERA Y
CONVERSION DE ESTADOS FINANCIEROS DE
OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

PAGINA 1

CONSOLIDADO

Impresión Final

=== NO APLICA ===

s66:

IMPUESTOS DIFERIDOS

EN ESTE RENGLON SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 704,393
ISR DIFERIDO FISCAL	70,271
PTU DIFERIDO (D-4)	50,709
	$ 825,373

s91:

PASIVOS LABORALES

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACIÓN DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 190,036
PRIMA DE ANTIGÜEDAD	62,943
INDEMNIZACIÓN LEGAL	61,831
	$ 314,810

END